Exhibit 11.1

 Statement regarding computation of per share earnings

The numerators and denominators of basic and fully diluted earnings per share are as follows:

	Three Months Ended December 31
	2009	2008

Net loss allocable to shares (numerator)	$(482,247)	$(3,438,138)
Shares used in the calculation (denominator)
Weighted average shares outstanding	11,171,433	11,262,615
Effect of diluted stock options	—	—
Diluted shares	11,171,433	11,262,515

Basic earnings per share	$(0.04)	$(0.31)

Diluted earnings per share	$(0.04)	$(0.31)